1/17/06

SECURITIES 05076669 ON
Washington, D.C.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2005
WASH, D.C. 192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46184

AD 2/27/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Maple Securities USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 Exchange Place Suite 2600 Floor 26th
(No. and Street)

Jersey City NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Malosky (201) 369-3020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square **New York** **NY** **10036**
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, as of September 30th, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JOELLEN PASTORS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/21/2007

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2005

Contents

STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.

September 30, 2005

With Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2005 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

December 8, 2005

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2005

Assets	
Cash	$ 12,513,090
Due from brokers, clearing organizations and others	11,328,157
Securities and derivative contracts owned, at fair value	56,253,634
Securities purchased under agreements to resell	294,293
Securities borrowed	1,336,386,549
Securities received as collateral	12,228,269
Fixed assets, net of accumulated depreciation of $2,770,757	2,125,907
Prepaid and other assets	561,699
Deferred tax assets, net	2,198,073
Total assets	$ 1,433,889,671
Liabilities and shareholder's equity	
Liabilities:	
Bank overdrafts with affiliates	$ 3,482,659
Due to brokers, clearing organizations and others	4,240,949
Obligation to return securities received as collateral	12,228,269
Securities and derivative contracts sold, but not yet purchased, at fair value	26,118,395
Securities loaned	1,294,609,571
Accounts payable and accrued liabilities	3,434,537
Total liabilities	1,344,114,380
Shareholder's equity	89,775,291
Total liabilities and shareholder's equity	$ 1,433,889,671

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2005

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934 and a registered commodity trading advisor under the Commodity Exchange Act, as amended. The Company is also a member of the National Association of Securities Dealers, Inc., the National Futures Association, The Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account, which includes risk arbitrage and index futures trading. Additionally, the Company engages in stock borrowing and stock lending activities.

The Company is a self–clearing broker–dealer, and provides clearance and execution services for other non-US broker–dealers, including affiliates. The Company clears its futures portfolio through a prime brokerage account at Goldman Sachs & Co.

The Company carries accounts of broker–dealers, but does not carry customer accounts as defined by the Securities and Exchange Commission Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities and derivative transactions are recorded on a trade–date basis. Securities owned and securities sold, but not yet purchased are stated at fair value.

Derivative financial instruments consist of options and index futures transactions and are recorded at fair value. Forward foreign exchange contracts are also recorded at fair value.

2. Significant Accounting Policies (continued)

The fair value of securities and derivative contracts owned and securities and derivative contracts sold, but not yet purchased is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are generally based on quoted market prices.

Furniture and fixtures, computer and telephone equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets other than leasehold improvements are depreciated on the declining balance basis at rates varying from 15% to 20%. Leasehold improvements are amortized on a straight–line basis over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate.

The Company considers all highly liquid financial instruments purchased with a maturity date of three months or less to be cash equivalents.

Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased.

Reflected in stock borrowed and loaned on the statement of financial condition are dividends and rebates receivable and payable, respectively. As of September 30, 2005, the Company recorded total dividends and rebates receivable and payable of $1,709,947 and $3,533,631, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2005, the Company obtained securities with a fair value of $1,346,904,870 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

In accordance with Financial Accounting Standards Board Statement ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. At September 30, 2005, the fair value of the related collateral totaled $12,228,269 and is reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

4. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2005, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from brokers, clearing organizations and others	Due to brokers, clearing organizations and others
Due from clearing brokers	$ 4,787,227	$ -
Deposits with clearing organizations	3,956,147	-
Unsettled trades	-	762,108
Due from / to affiliates	2,584,783	3,478,841
	$ 11,328,157	$ 4,240,949

5. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased

At September 30, 2005, included in securities and derivative contracts owned and securities and derivatives contracts sold, but not yet purchased are equity securities with market value of $56,120,034 and $25,545,166, respectively.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Fixed Assets

Fixed assets are comprised of the following:

	Cost	Accumulated Depreciation	Net Book Value
Computer and telephone equipment	$ 2,508,055	$(1,869,847)	$ 638,208
Furniture and fixtures	629,247	(292,664)	336,583
Leasehold improvements	1,759,362	(608,246)	1,151,116
	$ 4,896,664	$(2,770,757)	$ 2,125,907

7. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2005, the Company had net capital of $57,141,585, which was $56,891,585 in excess of the required net capital of $250,000. At September 30, 2005, the Company had no customer-related debit items to be aggregated under the SEC Customer Protection Rule (Rule 15c3-3), as defined.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

8. Related Party Transactions

At September 30, 2005, related party balances consist of the following amounts receivable from and payable to affiliates associated with fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from brokers, clearing organizations and others and due to brokers, clearing organizations and others on the statement of financial condition.

	Due from Affiliates	**Due to Affiliates**
Maple Partners America, Inc.	$ 1,884,595	$ -
Maple Arbitrage, Inc. ("MAI")	-	2,476,165
Maple Securities Canada Ltd. ("MSCL")	-	205,885
Maple Trade Finance Corp. ("MTFC")	698,846	-
Maple Partners Investments Inc. ("MPII")	-	4,552
Maple Securities U.K. Ltd. ("MSUK")	1,342	-
Maple Partners Software Services, Inc. ("MPSSC")	-	792,239
	$ 2,584,783	$ 3,478,841

In addition to the amounts above at September 30, 2005, $18,929,841 related to securities borrowed and $315,850,748 related to securities lending transactions were due from and due to affiliates, respectively. These amounts are primarily with MBG and MSUK. These balances are included in securities borrowed and securities loaned on the statement of financial condition.

8. Related Party Transactions (continued)

During the year, the Company received advances or overdrafts from MSCL, MBG, MFG and MSUK. These advances or overdrafts were due upon demand and bore interest at various rates. At September 30, 2005, the Company had an overdraft with Maple Bank GmbH ("MBG") of $3,482,659.

9. Income Taxes

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. The Company files separate state and local income tax returns. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

For Federal income tax purposes, the Company has approximately $13.5 million of net operating losses ("NOLs"). Generally, such losses may be carried back for 2 years and carried forward for up to 20 taxable years to offset taxable income of the U.S. consolidated group. If not fully utilized, such NOLs will expire between 2023 and 2025.

The Company has gross deferred tax assets of $5,415,883 primarily related to the NOL carryforward and other book–to–tax differences. At September 30, 2005, the Company has determined that a valuation allowance of $3,217,810 related to its deferred tax assets is appropriate as the Company does not believe it is more likely than not that the entire amount will be realized in the future.

10. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off–balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

10. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

Derivatives are financial instruments, which include forward foreign exchange contracts, index futures and options, whose value is based upon an underlying asset, index or reference rate. Each of these derivative financial instruments contain varying degrees of off-balance sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition. At September 30, 2005, the Company holds the following derivative financial instruments:

	Fair value of assets	Fair value of liabilities
Options	$ 133,600	$ 391,250
Futures	-	135,812
Foreign currency forward contracts	-	46,167
	$ 133,600	$ 573,229

A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Generally, forward foreign exchange contracts represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The premium received by the Company upon writing an option contract is recorded as a liability, is subsequently marked at its fair value, and is included in securities and derivative contracts sold, but not yet purchased on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option.

Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

11. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2005, the aggregate minimum annual rental commitments under the operating leases are as follows:

2006	$ 770,154
2007	781,823
2008	816,830
2009	816,830
2010	816,830
Thereafter	2,790,836
	$ 6,793,303

The Company may be involved in litigation arising in the normal course of business. At September 30, 2005, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in note 8 to the statement of financial condition. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

13. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

14. New Accounting Pronouncements

The Company adopted the revised Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46-R"), Consolidation of Variable Interest Entities, October 1, 2004. FIN 46-R defines variable interests and specifies the circumstances under which the consolidation of entities will be required. The adoption of FIN 46-R did not have a material impact on the Company's financial position.